January 27, 2010
VIA COURIER AND EDGAR

Re:	Doral Financial Corporation
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-163917
Justin Dobbie, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Dobbie:
          On behalf of Doral Financial Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on December 22, 2009. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
          Furthermore, we are providing the following responses to your comment letter, dated January 13, 2010, regarding the Registration Statement. To assist your review, we have set forth the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Company.
Registration Statement on Form S-4
General
1.	We note that each series of noncumulative preferred stock subject to the exchange offer is registered under Section 12(g) of the Exchange Act. Please tell us, with a view towards revised disclosure, if the company intends to terminate the Section 12(g) registration of any such series following the closing of the exchange offer. If the company does intend to terminate the Section 12(g) registration of any of such series, or would be eligible to do so, please confirm that in

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connection with the exchange offer, you will comply with Rule 13e-3, including the filing of a Schedule 13E-3.
     The Company respectfully advises the Staff that the number of record holders of each series of noncumulative preferred stock that is the subject of the exchange offer (determined in accordance with Rule 12g5-1 of the Exchange Act) is substantially below 300. Accordingly, the exchange offer is not “causing any class of equity securities of the issuer which is subject to section 12(g) ... of the Act to become eligible for termination of registration under Rule 12g-4 ... or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d).” See Rule 13e-3(a)(3)(ii)(A). We also note that the Company will continue to be publicly traded and a reporting company under the Exchange Act after the exchange offer is completed.
2.	Please confirm that you will file a Schedule TO-I in connection with this exchange offer on the date of commencement. Refer to Rule 13e-4(c)(2).
     The Company respectfully advises the Staff that it intends to file a Schedule TO-I in connection with the exchange offer on or immediately prior to the date of commencement.
3.	We note that certain information has been left blank throughout the prospectus, including, for example, the exchange offer consideration for each share of preferred stock tendered. Please revise to include this information in your next amendment or tell us when you intend to do so.
     The Company respectfully advises the Staff that it will include the information left blank in the prospectus, including the exchange offer consideration for each share of preferred stock tendered, in a subsequent pre-effective amendment to the Registration Statement.
Special note regarding forward-looking statements, page 1
4.	We note your disclosure that “Doral does not undertake and specifically disclaims any obligations to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements.” This statement is inconsistent with your obligations under Rule 13e-4(d)(2) and (3) to amend and promptly disseminate revised information in the event that your existing disclosure in connection with your exchange offer materially changes. Therefore, please revise this disclosure accordingly.
     In response to the Staff’s comment, the Company has revised its disclosure on page 1 to delete the statement referenced in the Staff’s comment.
Cover Page of the Prospectus
5.	Based on the disclosure on the cover page and in the summary section, it is unclear if the “exchange value” or the “exchange ratio” will be fixed. Please revise to clarify. Please also revise the table on the cover page to disclose, by footnote or otherwise, that the information in either the “Common shares” or “Exchange value” column is not fixed, is based on information as of the date of the prospectus and will likely be different at the time the exchange is consummated. Please also disclose the assumptions underlying any calculation that is subject to fluctuation.

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     In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the prospectus to clarify that the number of common shares to be offered per share of preferred stock will be fixed at the commencement of the exchange offer. In addition, the Company has revised its disclosure to clarify that the “Exchange value”, which is the aggregate dollar value of the number of common shares to be offered per share of preferred stock, will vary and may result in the market value of the common stock to be received in the exchange offer being different than the value reflected in the table on the cover page prospectus.
Questions and answers about the exchange offer, page 4
General
6.	Revise to add a question captioned, “Do holders of the securities have any conversion, redemption, or other rights resulting from the failure to pay dividends or from any other provisions in the certificates of designations for each of the securities?” If so, provide sufficient disclosure to enable a holder to determine an approximate value that may be received upon the exercise of any rights they may have.
     In response to the Staff’s comment, the Company has revised its disclosure on page 6 to include the requested disclosure and notes that holders of the preferred stock do not have any conversion, redemption or other similar rights resulting from the failure to pay dividends or from any other provisions in each certificate of designation. The Company has also included disclosure on page 6 to note that if the Company fails to pay dividends on the preferred stock, holders will have the right to appoint additional members to the Company’s board of directors under certain circumstances.
What will I receive in the exchange offer if I tender ..., page 5
7.	Please revise to disclose how the proration factor will be implemented. Please discuss, in particular, whether you will return fractional shares of preferred stock or you will round up or down.
     In response to the Staff’s comment, the Company has revised its disclosure on page 5 to explain the implementation of the proration factor and to note that no fractional shares of preferred stock will be issued by the Company in connection with the settlement of the exchange offer.
Are we making a recommendation regarding whether you should tender..., page 7
8.	Please revise to disclose that you have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the preferred stock for purposes of negotiating the exchange offer or preparing a report concerning the fairness of the exchange offer.
     In response to the Staff’s comment, the Company has revised its disclosure on page 7 to include this information.
Executive Compensation, page 239

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9.	Please revise the executive compensation section to include disclosure for the 2009 fiscal year. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.11.
     The Company respectfully advises the Staff that the comprehensive information responsive to Item 402 of Regulation S-K will be included in its proxy statement to be filed in respect of its 2010 annual shareholders meeting. It is our understanding and experience that, consistent with the approach taken in relation to S-3-eligible issuers who incorporate this information by reference into their Securities Act filing when the information is filed in a Form 10-K or a proxy statement, such information is not required to be presented in Form S-4 registration statements until required to be filed under applicable Exchange Act rules, except in circumstances such as where the Form S-4 relates to a proxy solicitation that includes the election of directors or the approval of matters related to executive compensation. No such action is the subject of this filing.
     While certain information regarding the 2009 fiscal year can be determined at present (i.e., base salary information, which was not changed in 2009 for any of the named executive officers shown in the filing who continue to be employed by the Company), bonus compensation, if any, in respect of its 2009 fiscal year has not yet been determined and will not be determined until the Company’s 2009 financial statements have been substantially completed. Moreover, during 2009 there were changes to the members of the Company’s executive management team that are likely to affect the list of named executive officers to be shown in respect of 2009. Accordingly, the Company is currently unable to determine the full list of named executive officers for 2009 and is unable to provide the detailed information required by Item 402. However, the Company has revised its disclosures to include the information that is currently available regarding the named executive officers presented in respect of 2008. None of the named executive officers has any stock options or other similar interests that require disclosure in the table.
The exchange offer, page 248
Conditions of the Exchange Offer, page 251
10.	You state that one of the conditions of the exchange offer is that shareholder approval shall have been received for the issuance of the common stock pursuant to the terms of the prospectus. You do not, however, discuss this shareholder approval requirement elsewhere in the prospectus. Please tell us, with a view towards revised disclosure, what the company’s shareholders must approve and when the company anticipates seeking such approval.
          In response to the Staff’s comment, the Company has revised its disclosure on pages 253 and 254.
11.	We note your disclosure in this section where you refer to “financial or otherwise.” Please revise to clarify what you mean by “otherwise” so that security holders will have the ability to objectively determine whether each condition has been triggered.
          In response to the Staff’s comment, the Company has revised its disclosure on pages 252 and 253.
12.	We note your disclosure relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway,

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we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
          The Company confirms its understanding of the Staff’s comment.
13.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.
          The Company confirms its understanding of the Staff’s comment.
Compliance with Securities Laws, page 257
14.	We note your disclosure that if you become aware of “any jurisdiction” where the exchange offer or acceptance of shares would not be in compliance with that jurisdiction’s applicable law, you may not make the exchange offer in that jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-US jurisdiction. If not, please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) as we view Rule 13e-4(f)(9)(ii) permitting exclusion only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.
          The Company is not aware of any holders of its preferred stock in any non-U.S. jurisdiction and as a result, has not sought to comply with the requirements of any non-U.S. jurisdiction with respect to offerings of securities in that jurisdiction or with respect to tender or exchange offers in any non-U.S. jurisdiction. In the event that the Company becomes aware of any non-U.S. jurisdiction in which the exchange offer requires qualification, the Company will take reasonable steps to qualify the offer in any such jurisdiction. However, the Company notes that the language referred to in no way limits the ability of a non-U.S. holder to participate in the exchange offer in the United States and believes that its approach is both customary in the context of similar transactions involving U.S. issuers and is in compliance with Rule 13e-4(f)(8)(i).
Exhibit 1.1
15.	Please tell us your basis for redacting section 5 of this agreement.
          In response to the Staff’s comment, the Company will refile as Exhibit 1.1 the form of Dealer Manager Agreement with the redacted language in Section 5 included in the exhibit.
* * * * *
     Please do not hesitate to call Rhett Brandon (212-455-3615) or Arjun Koshal (212-455-3379) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

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Very truly yours,

/s/ SIMPSON THACHER & BARTLETT llp
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission Michael R. Clampitt, Esq. Doral Financial Corporation Enrique R. Ubarri, Esq. Robert E. Wahlman Christopher C. Poulton